The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

August 25, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning Private placement of new shares of Yachiyo Bank based on the agreement regarding business alliances with capital involvement

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

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08/25/06 9:29AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ____________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

August 25, 2006

The Sumitomo Trust & Banking Co., Ltd.
The Yachiyo Bank, Ltd.

Private placement of new shares of Yachiyo Bank based on the agreement regarding business alliances with capital involvement

The Sumitomo Trust & Banking Co., Ltd (Sumitomo Trust) and The Yachiyo Bank, Ltd. (Yachiyo Bank) reached an agreement on business and capital alliances on March 17, 2006, so that both parties can further strengthen business franchise and enhance corporate value.

Sumitomo Trust and Yachiyo Bank hereby announced that Yachiyo Bank, at the meeting of the Board of Directors held today, resolved to issue new shares of common stock to Sumitomo Trust as a sole subscriber under the following conditions. This is an execution of the capital alliances between the parties announced on June 29, 2006.

1. Offering memorandum of new share issued by Yachiyo Bank

(1) Type of shares to be offered	Common stock
(2) Number of shares to be offered	5,292 shares
(3) Offer price	567,000 yen per share
(4) Total offer price	3,000,564,000 yen
(5) Application date	September 4, 2006
(6) Payment date	September 11, 2006

(7) Capital and capital reserves to increase

The amount of capital to increase will be 1,500,282,000 yen, 283,500 yen per share, and the amount of capital reserves to increase will be 1,500,282,000 yen, 283,500 yen per share.

(8) Method of offering

Yachiyo Bank will allocate all new shares to Sumitomo Trust in a way of private placement.

2. Outline of the subscriber

Outline of the subscriber (as of March 31, 2006)

(1) Location	4-5-33, Kitahama, Chuoku, Osaka	
(2) Representative	Yutaka Morita, President and CEO	
(3) Capital	287,283 million yen	
(4) Main area of business	Trust and banking business	
(5) Principal shareholders	Japan Trustee Services Bank, Ltd. (Trust accounts)	6.23%
	The Master Trust Bank of Japan, Ltd. (Trust accounts)	5.90%
	State Street Bank and Trust Company 505103	2.06%

Relationship with the issuer (as of August 25, 2006)

(1) Capital relationship	Number of subscriber's shares owned by the issuer:	NA
	Number of issuer's shares owned by the subscriber:	
	Preferred shares No.1	10,000 shares
	Preferred shares No.2	15,000 shares
(2) Business relationship	Trust agency, affiliated ATM Network, market transactions, supply of	

investment products

(3) Human relationship NA

3. Change of number of total issued shares and capital of Yachiyo Bank by new shares issuance

	As of Aug.25, 2006	After issuance
Common stock	115,323.91 shares	120,615.91 shares
Preferred shares No.1	10,000 shares	10,000 shares
Preferred shares No.2	15,000 shares	15,000 shares
Capital	36,312 million yen	37,812 million yen

With the subscription of new shares, Sumitomo Trust will hold 4.38% of voting rights of Yachiyo Bank among total issued shares after the issuance of new shares. Consequently, Sumitomo Trust will become the top shareholder of Yachiyo Bank.

4. Schedule

August 25, 2006	Resolution on new share issuance at the meeting of the Boards of Directors
August 25, 2006	Submission of security registration statement
September 4, 2006	Application date (signing of new share subscription agreement)
September 11, 2006	Payment date (increase of capital)

5. Plan

Sumitomo Trust and Yachiyo Bank will further strengthen business franchise and enhance corporate value by furnishing competence of each bank.

Yachiyo bank will purchase up to 500 million yen equivalent of common shares of Sumitomo Trust from the secondary market until end of September of 2006.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654